UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                   AMENDMENT NO. 2
                                          TO
                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            MARISA CHRISTINA INCORPORATED
          -----------------------------------------------------------------
                                   (Name of Issuer)

                             COMMON STOCK, $.01 PAR VALUE
          -----------------------------------------------------------------
                            (Title of Class of Securities)

                                     570 268 102
          -----------------------------------------------------------------
                                    (CUSIP Number)

                              Edwin S. Marks, President
                                      CMCO, Inc.
                                 135 East 57th Street
                               New York, New York 10022
                                    (212) 909-8400
          -----------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                   January 27, 1997
          -----------------------------------------------------------------
               (Date of Event which Requires filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement
          [ ]    (A fee is not required only if the reporting person: (1)
          has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                  Page 1 of 13 pages

                                     SCHEDULE 13D
          CUSIP NO. 570 268 102                          PAGE 2 OF 13 PAGES
          -----------------------------------------------------------------
          1         NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         EDWIN S. MARKS
          -----------------------------------------------------------------
          2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)[X]
                                                                     (b)[ ]
          -----------------------------------------------------------------
          3         SEC USE ONLY

          -----------------------------------------------------------------
          4         SOURCE OF FUNDS*
                         PF
          -----------------------------------------------------------------
          5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)             [ ]
          -----------------------------------------------------------------
          6         CITIZENSHIP OR PLACE OF ORGANIZATION

                         U.S.
          -----------------------------------------------------------------
           NUMBER OF       7   SOLE VOTING POWER
            SHARES
          BENEFICIALLY            274,069 shs.
            OWNED BY     --------------------------------------------------
             EACH          8   SHARED VOTING POWER
           REPORTING
          PERSON WITH             511,919 shs.
                         --------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                  274,069 shs.
                         --------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                                  511,919 shs.
          -----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         785,988 shs.
          -----------------------------------------------------------------
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          [ ]
          -----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         9.32%
          -----------------------------------------------------------------
          14   TYPE OF REPORTING PERSON*

                         IN
          -----------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D
          CUSIP NO. 570 268 102                          PAGE 3 OF 13 PAGES
          -----------------------------------------------------------------
          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         NANCY A. MARKS
          -----------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[X]
                                                                     (b)[ ]
          -----------------------------------------------------------------
          3    SEC USE ONLY

          -----------------------------------------------------------------
          4    SOURCE OF FUNDS*
                         PF
          -----------------------------------------------------------------
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]
          -----------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                         USA
          -----------------------------------------------------------------
           NUMBER OF       7   SOLE VOTING POWER
            SHARES
          BENEFICIALLY            - 0 -
            OWNED BY     --------------------------------------------------
             EACH          8   SHARED VOTING POWER
           REPORTING
          PERSON WITH             415,219 shs.
                         --------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                  - 0 -
                         --------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                  415,219 shs.
          -----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         415,219 shs.
          -----------------------------------------------------------------
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          [ ]
          -----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         4.92%
          -----------------------------------------------------------------
          14   TYPE OF REPORTING PERSON*

                         IN
          -----------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D
          CUSIP NO. 570 268 102                          PAGE 4 OF 13 PAGES
          -----------------------------------------------------------------
          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         MARKS FAMILY FOUNDATION
          -----------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[X]
                                                                     (b)[ ]
          -----------------------------------------------------------------
          3    SEC USE ONLY

          -----------------------------------------------------------------
          4    SOURCE OF FUNDS*
                         WC
          -----------------------------------------------------------------
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]
          -----------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION
          -----------------------------------------------------------------
           NUMBER OF       7   SOLE VOTING POWER
            SHARES
          BENEFICIALLY            - 0 -
            OWNED BY     --------------------------------------------------
             EACH          8   SHARED VOTING POWER
           REPORTING
          PERSON WITH             10,000 shs.
                         --------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                  - 0 -
                         --------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                  10,000 shs.
          -----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         10,000 shs.
          -----------------------------------------------------------------
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          [ ]
          -----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         .12%
          -----------------------------------------------------------------
          14   TYPE OF REPORTING PERSON*

                         OO
          -----------------------------------------------------------------

                         *SEE INSTRUCTIONS BEFORE FILLING OUT

                                     SCHEDULE 13D
          CUSIP NO. 570 268 102                          PAGE 5 OF 13 PAGES
          -----------------------------------------------------------------
          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                         CMCO, INC.
          -----------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[X]
                                                                     (b)[ ]
          -----------------------------------------------------------------
          3    SEC USE ONLY

          -----------------------------------------------------------------
          4    SOURCE OF FUNDS*
                         WC
          -----------------------------------------------------------------
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]
          -----------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION


          -----------------------------------------------------------------
           NUMBER OF       7   SOLE VOTING POWER
            SHARES
          BENEFICIALLY            - 0 -
            OWNED BY     --------------------------------------------------
             EACH          8   SHARED VOTING POWER
           REPORTING
          PERSON WITH             51,400 shs.
                         --------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                  - 0 -
                         --------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                  51,400 shs.
          -----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         51,400 shs.
          -----------------------------------------------------------------
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          [ ]
          -----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         .61%
          -----------------------------------------------------------------
          14   TYPE OF REPORTING PERSON*

                         OO
          -----------------------------------------------------------------

                         *SEE INSTRUCTIONS BEFORE FILLING OUT

          ITEM 1.   SECURITY AND ISSUER
                    -------------------

               The title of the class of equity securities to which this
          Schedule 13D relates is the common stock, $.01 par value (the "Common Stock"), of Marisa Christina Incorporated, a Delaware corporation (the "Company"). The Company has its principal executive offices at 415 Second Avenue, New Hyde Park, New York 11040.

               The initial Schedule 13D was filed for an event of December 21, 1994 and an amendment (No. 1) was filed for an event of July 16, 1996. Except to the extent amended herein, the information in the prior filings remains in effect.

          ITEM 2.   IDENTITY AND BACKGROUND
                    -----------------------

               (a) - (c) The statement is being filed jointly by the following reporting persons, (hereinafter sometimes collectively referred to as the "Reporting Persons") pursuant to an Agreement of Joint Filing attached to this Statement as Exhibit 1:

                  (i)    Edwin S. Marks ("E. Marks")
                  (ii)   Nancy A. Marks ("N. Marks")
                  (iii)  Marks Family Foundation (the "Foundation")
                  (iv)   CMCO, Inc. ("CMCO")

               E. Marks and N. Marks are married to each other.

               The Foundation is a private foundation of the family of E. Marks and N. Marks. The address is 15 Eagle Point Drive, Great Neck, New York 11024.

               CMCO is a holding company for various stock and limited partnership interests. CMCO's address is 135 East 57th Street, New York, New York 10022. E. Marks is the President of CMCO and
          E. Marks and N. Marks are directors and shareholders of CMCO.

               (d) & (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  E. Marks and N. Marks are U.S. citizens.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                    -------------------------------------------------

               The transactions to which this Amendment relate are purchases of an aggregate of 126,900 shares of the Company's Common Stock by E. Marks, N. Marks, the Foundation and CMCO for an aggregate consideration of $1,022,287.50.

               (1) E. Marks used personal funds in the aggregate amount of $121,575 to directly purchase the Issuer's Common Stock. This amount excludes $364,725 from the personal funds of his three daughters used to purchase their shares of the Issuer's Common Stock, see Item 5 hereof.

               (2) N. Marks used personal funds in the aggregate amount of $121,575 to directly purchase the Issuer's Common Stock.

               (3) CMCO used working capital in the aggregate amount of $414,412.50 to directly purchase the Issuer's Common Stock.

               All of the transactions were open market purchases made through brokerage firms, and the shares owned by the Reporting Persons are not held in margin accounts.

          ITEM 4.   PURPOSE OF TRANSACTION.
                    ----------------------

               The purchases reported in this Amendment were for investment purposes.

               Each Reporting Person reserves the right to purchase additional shares of the Company's Common Stock, either separately or together with other persons, or to sell or make gifts of all or some of the shares beneficially owned by each of them.

               None of the Reporting Persons has any plans or proposals to engage in any of the transactions specified in paragraphs (a) through (j) of this Item; although any one of them may, separately or together, consider engaging in one or more of such transactions in the future depending upon factors then existing, such as the market for the Common Stock and the Company's then prospects.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) Table I sets forth the aggregate number of shares and percentages owned by the Reporting Persons. The information herein pertaining to the Company's issued and outstanding Common Stock is as of January 30, 1997, at which time there were 8,434,000 shares of Common Stock issued and outstanding.

          Table I
          -------

          Reporting             Aggregate Amount of         Percentage
          Person               Beneficial Ownership           of Class
          ------               --------------------           --------

          E. Marks                     785,988                 9.32%

          N. Marks                     415,219                 4.92%

          Foundation                    10,000                  .12%

          CMCO                          51,400                  .61%


          E. Marks disclaims beneficial ownership of the Company's Common Stock owned by N. Marks. N. Marks disclaims beneficial ownership of the Company's Common Stock owned by E. Marks. E. Marks and N. Marks also disclaim beneficial ownership of any shares of the Company's Common Stock owned by other persons who may be related to them and/or affiliated with CMCO. This filing does not include shares of the Company's Common Stock owned by affiliates of CMCO other than E. Marks and N. Marks.

               (b) As of January 30, 1997, the number of shares as to which the Reporting Persons have sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is as follows:

                    (i) E. Marks had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 274,069 shares of the Company's Common Stock. He shares such powers to vote and to dispose of 511,919 shares of the Company's Common Stock (consisting of 405,219 shares owned by his wife as to which he has the power to vote and to dispose, 10,000 shares owned by the Marks Family Foundation of which E. Marks and N. Marks are the sole trustees, 45,300 shares owned in equal amounts by his three daughters, and 51,400 shares owned by
          CMCO).

                    (ii) N. Marks did not have sole voting or dispositive power over any shares of the Company's Common Stock. She shared the power to vote and to dispose of 415,219 shares of the Company's Common Stock (including 10,000 shares owned by the Foundation).

                    (iii) The Foundation did not have sole voting or dispositive power with respect to any shares. The Foundation shared the power to vote and dispose of 10,000 shares beneficially owned.

                    (iv) CMCO did not have sole voting or dispositive power with respect to any shares. CMCO shared the power to vote and dispose of 51,400 shares beneficially owned.

               (c) The only transactions during the sixty days preceding January 30, 1997 by the Reporting Persons in the Common Stock were the following open market purchases:

          =================================================================
          REPORTING           TRADE DATE       NUMBER OF       SHARE PRICE
           PERSON                               SHARES
          -----------------------------------------------------------------
          E. Marks              1/27/97         12,400            $8.06
          -----------------------------------------------------------------
          E. Marks              1/30/97          2,700            $8.00
          -----------------------------------------------------------------
          N. Marks              1/27/97         12,400            $8.06
          -----------------------------------------------------------------
          N. Marks              1/30/97          2,700            $8.00
          -----------------------------------------------------------------
          CMCO                  1/27/97         51,400            $8.06
          -----------------------------------------------------------------
          E. Marks for
          daughters             1/27/97         37,200            $8.06
          -----------------------------------------------------------------
          E. Marks for
          daughters             1/30/97          8,100            $8.00
          =================================================================

               (d) No person other than the Reporting Persons and the daughters of E. Marks is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Company's Common Stock listed in this Item 5.

               (e)  Not applicable.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
                    -------------------------------------------------------
                    None.

          ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS
                    ---------------------------------

                    Exhibit 1 - Agreement of Joint Filing

                    Exhibit 2 - Power of Attorney

                                      SIGNATURES
                                      ----------


               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

          Date:  February 7, 1997



                                        /s/ Edwin S. Marks
                                   ________________________________________
                                   EDWIN S. MARKS

                                        /s/  Edwin S. Marks
                                   ________________________________________
                                   NANCY A. MARKS
                                   By:  Edwin S. Marks,
                                   Power of Attorney


                                   MARKS FAMILY FOUNDATION


                                        /s/  Edwin S. Marks
                                   ________________________________________
                                   Edwin S. Marks, Trustee


                                        /s/  Edwin S. Marks
                                   ________________________________________
                                   Nancy A. Marks, Trustee
                                   By:  Edwin S. Marks,
                                   Power of Attorney


                                   CMCO, Inc.

                                        /s/  Edwin S. Marks
                                   ________________________________________
                                   Edwin S. Marks,
                                   President

                              AGREEMENT OF JOINT FILING

                    In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of a statement on Schedule 13D or any amendments thereto, with respect to Common Stock, $.01 par value, of Marisa Christina Incorporated and that this Agreement be included as an
          Exhibit in such filing.

                    This Agreement may be executed in any number of counterparts each of which shall be deemed to constitute one and the same Agreement.

                    IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on this 7th day of February, 1997.


                                        /s/ Edwin S. Marks
                                   ________________________________________

                                   EDWIN S. MARKS


                                        /s/  Edwin S. Marks
                                   ________________________________________
                                   NANCY A. MARKS
                                   By:  Edwin S. Marks,
                                   Power of Attorney


                                   MARKS FAMILY FOUNDATION

                                        /s/  Edwin S. Marks
                                   ________________________________________
                                   Edwin S. Marks, Trustee

                                        /s/  Edwin S. Marks
                                   ________________________________________
                                   Nancy A. Marks, Trustee
                                   By:  Edwin S. Marks,
                                   Power of Attorney


                                   CMCO, Inc.

                                        /s/  Edwin S. Marks
                                   ________________________________________
                                   Edwin S. Marks,
                                   President

               This power of attorney shall not be affected by the subsequent disability or incompetence of the principal.

               To induce any third party to act hereunder, I hereby agree that any third party receiving a duly executed copy or facsimile f this instrument may act hereunder, and that revocation or termination hereof shall be ineffective as to such third party unless and until actual notice or knowledge of such revocation or termination shall have been received by such third party, and I for myself and for my heirs, executors, legal representatives and assigns, hereby agree to indemnify and hold harmless andy such third party from and against any and all claims that may arise against such third party by reason of such third party having relied on the provisions of this instrument.

               In Witness Whereof, I have hereunto signed my name and affixed my seal this First day of December, 1986

                               /s/ Nancy A. Marks
                              ---------------------------------------(Seal)

                               (Signature of Principal)

          STATE OF New York COUNTY OF New York     ss.:
               On the First day of December 1986 before me personally came Nancy A. Marks to me known, and known to me to be the individual described in, and who executed the foregoing instrument, and She acknowledged to me that She executed the same.


           /s/ Eugenia Sturms

           EUGENIA STURMS
           NOTARY PUBLIC, State of New York
           No. 03-9233525
           Qualified in Bronx County
           Commission Expires March 30, 1988

               Notice: The powers granted by this document are broad and sweeping. They are defined in New York General Obligations Law,
          Article 5, Title 15, sections 5-1502A through 5-1503, which expressly permits the use of any other or different form of power of attorney desired by the parties concerned.

               Know All Men by These Presents, which are intended to constitute a GENERAL POWER OF ATTORNEY pursuant to Article 5, Title 15 of the New York General Obligations Law:

               That I      /s/ Nancy A. Marks
                       --------------------------------------
                          (insert name and address of the principal)

          do hereby appoint    /s/ Edwin S. Marks
                            --------------------------------------
                              (insert name and address of the agent, or
                              each agent, if more that one is designated)

                              15 Eagle Point Drive
                              Kings Point, NY  11024

          my attorney(s)-in-fact TO ACT

               (a) If more than one agent is designated and the principal wishes each alone to be able to exercise the power conferred, insert in this blank the word "severally". Failure to make any insertion or the insertion of the word "jointly" will require the agents to act jointly.

               In my name, place and stead in any way which I myself could do, if I were personally present, with respect ;to the following matters as each of them is defined in Title 15 of Article 5 of the New York General Obligations Law to the extent that I am permitted by law to act through an agent:

               {Strike out and initial in the opposite box any one or more of the subdivisions as to which the principal does NOT desire to give the agent authority. Such elimination of any one or more of subdivisions (A) to (L). Inclusive, shall automatically constitute an elimination also of subdivision (M)}

                    TO STRIKE OUT ANY SUBDIVISION THE PRINCIPAL MUST DRAW A LINE THROUGH THE TEXT OF THAT SUBDIVISION AND WRITE HIS INITIALS IN THE BOX OPPOSITE.

          (A)  real estate transactions;................................[ ]
          (B)  chattel and goods transactions;..........................[ ]
          (C)  bond, share and commodity transactions;..................[ ]
          (D)  banking transactions;....................................[ ]
          (E)  business operating transactions;.........................[ ]
          (F)  insurance transactions;..................................[ ]
          (G)  estate transactions;.....................................[ ]
          (H)  claims and litigation;...................................[ ]
          (I)  personal relationships and affairs;......................[ ]
          (J)  benefits from military service;..........................[ ]
          (K)  records, reports and statements;.........................[ ]
          (L)  full and unqualified authority to my attor-
               ney(s)-in-fact to delegate any or all of the
               foregoing powers to any person or persons
               whom my attorney(s)-in fact shall select;................[ ]
          (M)  all other matters;.......................................[ ]